

July 19, 2011

Via E-mail
Mr. Charles E. Peters, Jr.
Executive Vice President and Chief Financial Officer
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

> **Re:** **Red Hat, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2011**
> **Filed April 29, 2011**
> **File No. 001-33162**

Dear Mr. Peters:

We have reviewed your letter dated July 7, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 23, 2011.

Form 10-K for the fiscal year ended February 28, 2011

Consolidated Financial Statements

Note 15 – Legal Proceedings, page 93

1.   We note your proposed future disclosure in response to prior comment 6 that you will include "as applicable: results of operations, cash flows and financial position." Please confirm that in future filings your disclosure will provide information in the context of materiality to your financial statements as a whole, rather than any variation thereof. While you believe a pending matter is not material to a specific aspect of the company's financial statements, such as cash flows, disclosure should address your conclusions on the financial statements as a whole. For example, on page 20 of your May 31, 2011 Form

10-Q you disclose that the company believes the outcome of litigation will not have a material adverse effect on its financial position and results of operations. By its omission of reference to cash flows, such disclosure may imply that litigation could be material to the company's cash flows.

Note 20 – Segment Reporting, page 99

2.   We note that your response to prior comment 1 regarding the aggregation of the company's three geographic operating segments and your Form 10-K disclosure on page 76 that the business units are aggregated into one reportable segment due to the similarity in the nature of products provided, financial performance economics (e.g., revenue growth and gross margin), methods of distribution and customer classification and base. In light of the potentially significant different operating environments and your risk factor disclosure on page 31 referring to the challenges of different pricing environments in overseas operations, please provide us with a detailed analysis demonstrating that your three operating segments have similar economic characteristics. Provide us with historical information for the past 5 years regarding revenue growth rates and gross margins, as well as your analysis supporting the conclusion that each of these operating segments have essentially the same future prospects. Refer to ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C.

3.   As a related matter, in your response to prior comment 1 you indicate that management does not consider the geographic segment variation in net income/loss margins in evaluating the company's financial or business performance. Please provide us with an example of the discrete financial information regarding your operating segments provided to your chief operating decision maker ("CODM") on a regular basis. Tell us the specific financial measure(s) that your CODM uses to evaluate operating segment performance and allocate resources.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief